UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January, 2006

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 26, 2006

MITSUBISHI UFJ FINANCIAL GROUP, INC.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc. The Bank of Tokyo-Mitsubishi UFJ, Ltd. UFJ NICOS Co., Ltd. DC Card Co., Ltd.

Merger of UFJ NICOS Co., Ltd. and DC Card Co., Ltd.

Tokyo, January 26, 2006 — Mitsubishi UFJ Financial Group, Inc. (MUFG; President & CEO: Nobuo Kuroyanagi), The Bank of Tokyo-Mitsubishi UFJ, Ltd. (President: Nobuo Kuroyanagi), UFJ NICOS Co., Ltd. (President and Representative Director: Kazuhiro Omori) and DC Card Co., Ltd. (President and Representative Director: Akira Katayanagi) have agreed on the merger of UFJ NICOS and DC Card and have entered into a basic agreement, today.

1.	Objectives of the Merger

UFJ NICOS has one of the largest business size and networks in Japan and has established a reputation for its ability to develop cutting edge products, including “Smartplus”, which is a payment service using a contactless IC card. On the other hand, DC Card issues a number of co-branded credit cards with major companies and actively accepts the entrustment of the issuance of credit cards by The Bank of Tokyo-Mitsubishi UFJ and other regional banks under their own names. By the merger of UFJ NICOS and DC Card, which are each the core credit card companies of MUFG, the new company will have the most stable business base and the strongest profitability in the credit card industry, as well as its ability to provide cutting edge solutions, and will become the No. 1 credit card company in Japan.

From now on, the new company will aim at becoming the No. 1 company in the fields of “support from customers”, “profitability”, “card shopping sales volume” and “financial stability” with the goal of becoming the “No. 1 company in retail financing”, utilizing the synergy effects and supplemental functions of the strengths of UFJ NICOS and DC Card, and will seek to further increase its corporate value.

2.	Outline of Basic Agreement

(1)	Company name

“Mitsubishi UFJ NICOS Co., Ltd.” (Tentative name)

(2)	Date of merger

April 1, 2007

(3)	Surviving company

UFJ NICOS Co., Ltd.

(4)	Location of headquarters

Bunkyo-ku, Tokyo (current location of the headquarters of UFJ NICOS)

(5)	Representative

Kazuhiro Omori, President and Representative Director (current President and Representative Director of UFJ NICOS)

(6)	Credit Card Brands

UFJ NICOS makes strategic use of the “NICOS” brand which has a lively, spirited and friendly brand image and the “UFJ Card” brand which has a sophisticated, reasonable and sound brand image for each channel, product and service.

On the other hand, DC Card has developed the “DC” brand which has a high-class and creditable brand image.

The new company will actively promote and make good use of the characteristics and strengths of each of “NICOS”, “UFJ” and “DC” brands, which UFJ NICOS and DC Card have acquired and developed up to now, in order to maximize the number of customers through deepening and expanding the business fields related to each of the brands.

(7)	Others

The management system, etc. following the merger, will be determined upon separate consultation between UFJ NICOS and DC Card. The merger ratio will be determined between UFJ NICOS and DC Card upon evaluation by specialists. The new company is expected to remain listed on the first section of the Tokyo Stock Exchange, Inc. after the merger.

3.	Future Considerations

Today, an integration committee, which consists of representatives of The Bank of Tokyo-Mitsubishi UFJ, UFJ NICOS and DC Card (Chairman: Ryuichi Murata, Managing Officer and Head of Integrated Retail Banking Business Group of MUFG and Senior Managing Director of The Bank of Tokyo-Mitsubishi UFJ, Deputy Chairman: Kazuhiro Omori, President and Representative Director of UFJ NICOS and Akira Katayanagi, President and Representative Director of DC Card) has been formed. From now on, this committee will discuss and determine the details of the new company.

Contacts:

Mitsubishi UFJ Financial Group, Inc.	Public Relations Division	(81-3-3240-7651)
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	Public Relations Division	(81-3-3240-2950)
UFJ NICOS Co., Ltd.	Public Relations Division	(81-3-3817-1094)
DC Card Co., Ltd.	Management and Planning Division	(81-3-5489-9076)

(Reference)

Summary of UFJ NICOS and DC Card

(As of March 31, 2005)

Company name	UFJ NICOS		DC Card
Main business	Credit business		Credit card business
Date of incorporation	June, 1951		December, 1967
Location of head office	Bunkyo-ku, Tokyo		Shibuya-ku, Tokyo
Representative	Kazuhiro Omori		Akira Katayanagi
Capital	103,111 million yen		7,600 million yen
Total number of issued and outstanding shares	Common stock: 903,999,559 Classified stock: 50,000,000		Common stock: 3,917,500
Shareholders’ equity	144.7 billion yen		46.1 billion yen
Total assets	4,066.2 billion yen		326.6 billion yen
Book-closing period	March 31		March 31
Number of employees	5,874 persons		1,083 persons
Principal shareholders and ratio of voting rights	– The Bank of Tokyo-Mitsubishi UFJ, Ltd.	69.1%	– The Bank of Tokyo-Mitsubishi UFJ, Ltd.	38.8%
	– Nippon Life Insurance Company	1.7%	– ACOM CO., LTD.	20.3%
	– The Norinchukin Bank	0.8%	– Diamond Computer Service Co., Ltd.	2.2%
Main bank	The Bank of Tokyo-Mitsubishi UFJ, Ltd.		The Bank of Tokyo-Mitsubishi UFJ, Ltd.
Number of card members	21.85 million persons		10.29 million persons
Card sales volume	4,284.9 billion yen		2,513.3 billion yen
Of which, shopping	3,235.4 billion yen		2,205.5 billion yen
Of which, cashing	1,049.5 billion yen		307.8 billion yen
Number of affiliated store	2,726 thousand stores		1,591 thousand stores
Operating Revenue	341 billion yen		86.3 billion yen
Current Income	39.7 billion yen		6.8 billion yen
Net Income	9.2 billion yen		4 billion yen

Relationships between parties	Related to assets Related to person Related to transaction	N/A N/A N/A

*	UFJ NICOS’s figures are the sum of the consolidated figures of the former Nippon Shinpan Co., Ltd. and the figures of the former UFJ Card Co., Ltd. (merged as of October 1, 2005). However, UFJ NICOS’s figures related to credit cards are the sum of the consolidated figures of the former Nippon Shinpan Co., Ltd. and the former UFJ Card group. DC Card’s figures related to credit cards represent the entire [DC Card] group.

*	UFJ NICOS’s figures under “Total number of issued and outstanding shares” and “Principal shareholders and ratio of voting rights” are calculated by adjusting the figures associated with the conversion of classified stock into common stock as of October, 2005 and the merger [between The Bank of Tokyo-Mitsubishi Ltd. and UFJ Bank Limited].